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                  CHESTER BANCORP, INC. ANNOUNCES EXTENSION AND
                            AMENDMENT OF TENDER OFFER

Chester, Illinois - (May 2, 2003) - Chester Bancorp, Inc. (Nasdaq Symbol: CNBA), the holding company for Chester National Bank and Chester National Bank of Missouri, today announced that it is amending and extending the time period for its outstanding tender offer to purchase up to 500 shares of its common stock from each of its shareholders. The amended offer will be for 100,000 shares of common stock at a purchase price of $22.00 per share. The 500 share per shareholder limit contained in Chester Bancorp, Inc.'s Offer to Purchase dated April 11, 2003, will be removed.

The offer will be made pursuant to the Amended and Restated Offer to Purchase dated May 2, 2003, and related materials, and the offer period has been extended to expire on May 16, 2003. Any questions or requests for documents or forms related to the offer should be directed to Chester National Bank at (618) 826-5038, Attention Michael W. Welge. Chester Bancorp, Inc.'s Board of Directors has approved this amended and restated tender offer.

If after completion of the purchase offer there are fewer than 300 shareholders of record, Chester Bancorp, Inc. intends to deregister its common stock with the Securities and Exchange Commission and become a private company.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF CHESTER BANCORP, INC.'S COMMON STOCK. THE OFFER IS BEING MADE SOLELY BY THE OFFER OF PURCHASE, WHICH IS BEING MAILED TO SHAREHOLDERS TODAY.

Shareholders and investors are urged to read Chester Bancorp, Inc.'s Amendment No. 4 to Schedule 13E-3 being filed today with the SEC in connection with this tender offer, which includes the Amended and Restated Offer to Purchase and related materials. These materials contain important information including the various terms and conditions to the offer. Investors may obtain copies of Chester Bancorp, Inc.'s Schedule 13E-3 for free from the SEC at the SEC's website (www.sec.gov) or from Chester Bancorp, Inc.